UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Loyalty Ventures Inc.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

54911Q107
(CUSIP Number)

February 4, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.	54911Q107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Redwood Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,791,973

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,791,973

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,791,973[1]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.29%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

_____________________

[1] As of December 31, 2021, Redwood Capital Management, LLC beneficially owned 1,686,029 shares of common stock, par value $0.01 per share (the “Shares”), of Loyalty Ventures, Inc. (the “Issuer”), representing 6.86% of the outstanding Shares of the Issuer at such time.

CUSIP No.	54911Q107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Redwood Capital Management Holdings, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,791,973

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,791,973

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,791,973[2]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.29%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, HC

__________________

[2] As of December 31, 2021, Redwood Capital Management Holdings, LP beneficially owned 1,686,029 Shares of the Issuer, representing 6.86% of the outstanding Shares of the Issuer at such time.

CUSIP No.	54911Q107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Double Twins K, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,791,973

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,791,973

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,791,973[3]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.29%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

________________________

[3] As of December 31, 2021, Double Twins K, LLC beneficially owned 1,686,029 Shares of the Issuer, representing 6.86% of the outstanding Shares of the Issuer at such time.

CUSIP No.	54911Q107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Redwood Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,263,408

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,263,408

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,263,408

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.14%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	54911Q107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ruben Kliksberg

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,791,973

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,791,973

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,791,973[4]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.29%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

_________________

[4] As of December 31, 2021, Ruben Kliksberg beneficially owned 1,686,029 Shares of the Issuer, representing 6.86% of the outstanding Shares of the Issuer at such time.

CUSIP No.	54911Q107

Item 1.	(a).	Name of Issuer:

Loyalty Ventures Inc.

(b).	Address of issuer's principal executive offices:

c/o Alliance Data Systems Corporation 7500 Dallas Parkway, Suite 700 Plano, Texas 75024

Item 2.	(a).	Name of person filing:

Redwood Capital Management, LLC Redwood Capital Management Holdings, LP Double Twins K, LLC Redwood Master Fund, Ltd. Ruben Kliksberg

(b).	Address or principal business office or, if none, residence:

Redwood Capital Management, LLC

250 West 55th Street, 26th Floor

New York, New York 10019

Redwood Capital Management Holdings, LP

250 West 55th Street, 26th Floor

New York, New York 10019

Double Twins K, LLC

250 West 55th Street, 26th Floor

New York, New York 10019

Redwood Master Fund, Ltd.

c/o Redwood Capital Management, LLC

250 West 55th Street, 26th Floor

New York, New York 10019

Ruben Kliksberg

c/o Redwood Capital Management, LLC

250 West 55th Street, 26th Floor

New York, New York 10019

(c).	Citizenship:

Redwood Capital Management, LLC – Delaware

Redwood Capital Management Holdings, LP – Delaware

Double Twins K, LLC – Delaware

Redwood Master Fund, Ltd. – Cayman Islands

Ruben Kliksberg – United States of America

(d).	Title of class of securities:

Common stock, par value $0.01 per share

(e).	CUSIP No.:

54911Q107

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Redwood Capital Management, LLC – 1,791,973 Redwood Capital Management Holdings, LP – 1,791,973 Double Twins K, LLC – 1,791,973 Redwood Master Fund, Ltd. – 1,263,408 Ruben Kliksberg – 1,791,973

(b)	Percent of class:

Redwood Capital Management, LLC – 7.29% Redwood Capital Management Holdings, LP – 7.29% Double Twins K, LLC – 7.29% Redwood Master Fund, Ltd. – 5.14% Ruben Kliksberg – 7.29%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	,
Redwood Capital Management, LLC – 0 Redwood Capital Management Holdings, LP – 0 Double Twins K, LLC – 0 Redwood Master Fund, Ltd. – 0 Ruben Kliksberg – 0
(ii)	Shared power to vote or to direct the vote	,
Redwood Capital Management, LLC – 1,791,973 Redwood Capital Management Holdings, LP – 1,791,973 Double Twins K, LLC – 1,791,973 Redwood Master Fund, Ltd. – 1,263,408 Ruben Kliksberg – 1,791,973
(iii)	Sole power to dispose or to direct the disposition of	,
Redwood Capital Management, LLC – 0 Redwood Capital Management Holdings, LP – 0 Double Twins K, LLC – 0 Redwood Master Fund, Ltd. – 0 Ruben Kliksberg – 0
(iv)	Shared power to dispose or to direct the disposition of	.
Redwood Capital Management, LLC – 1,791,973 Redwood Capital Management Holdings, LP – 1,791,973 Double Twins K, LLC – 1,791,973 Redwood Master Fund, Ltd. – 1,263,408 Ruben Kliksberg – 1,791,973

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All securities reported in this Schedule 13G are owned by advisory clients of Redwood Capital Management, LLC. With the exception of Redwood Master Fund Ltd., none of the advisory clients individually own more than 5% of the outstanding common stock of Loyalty Ventures Inc.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 18, 2022
(Date)

REDWOOD CAPITAL MANAGEMENT, LLC *

By: Redwood Capital Management Holdings, LP, its sole member

By: Double Twins K, LLC, its general partner

/s/ Ruben Kliksberg
By: Ruben Kliksberg
Title: Managing Member of the general partner

REDWOOD CAPITAL MANAGEMENT HOLDINGS, LP *

By: Double Twins K, LLC, its general partner

/s/ Ruben Kliksberg
By: Ruben Kliksberg
Title: Managing Member of the general partner

DOUBLE TWINS K, LLC *

/s/ Ruben Kliksberg
By: Ruben Kliksberg
Title: Managing Member

REDWOOD MASTER FUND, LTD.

By: Redwood Capital Management, LLC, its investment manager

By: Redwood Capital Management Holdings, LP, its sole member

By: Double Twins K, LLC, its general partner

/s/ Ruben Kliksberg
By: Ruben Kliksberg
Title: Managing Member of the general partner

RUBEN KLIKSBERG *

/s/ Ruben Kliksberg

* The Reporting Persons disclaim beneficial ownership in the common stock, par value $0.01 per share, of Loyalty Ventures Inc. reported herein except to the extent of their pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G dated February 18, 2022 relating to the common stock, par value $0.01 per share of Loyalty Ventures Inc., shall be filed on behalf of the undersigned.

February 18, 2022
(Date)

REDWOOD CAPITAL MANAGEMENT, LLC

By: Redwood Capital Management Holdings, LP, its sole member

By: Double Twins K, LLC, its general partner

/s/ Ruben Kliksberg
By: Ruben Kliksberg
Title: Managing Member of the general partner

REDWOOD CAPITAL MANAGEMENT HOLDINGS, LP

By: Double Twins K, LLC, its general partner

/s/ Ruben Kliksberg
By: Ruben Kliksberg
Title: Managing Member of the general partner

DOUBLE TWINS K, LLC

/s/ Ruben Kliksberg
By: Ruben Kliksberg
Title: Managing Member

REDWOOD MASTER FUND, LTD.

By: Redwood Capital Management, LLC, its investment manager

By: Redwood Capital Management Holdings, LP, its sole member

By: Double Twins K, LLC, its general partner

/s/ Ruben Kliksberg
By: Ruben Kliksberg
Title: Managing Member of the general partner

RUBEN KLIKSBERG

/s/ Ruben Kliksberg